U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

HPC ACQUISITIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

40426X109

(CUSIP Number)

Craig Laughlin, President

HPC Acquisitions, Inc.

10935 57th Avenue No.

Plymouth, MN 55442

Telephone: 952-541-1155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Mark E. Lehman

Parsons Behle & Latimer

201 S. Main Street, Suite 1800

Salt Lake City, UT 84111

Tel: (801) 532-1234

Fax: (801) 536-6111

March 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40426X109	Page 2 of 4

1	Names of Reporting Persons

David D. Selakovic
2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐ b. ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power

16,611,000
	8	Shared Voting Power

0
	9	Sole Dispositive Power

16,611,000
	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

16,611,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented By Amount in Row (11)

83.43%
14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 40426X109	Page 3 of 4

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Shares”) of HPC Acquisitions, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 10935 57th Avenue North, Plymouth, MN 55442.

Item 2.	Identity and Background.

(a), (b), (f)         This Schedule 13D is being filed by David D. Selakovic, a citizen of Singapore residing in the state of Florida. The address for Mr. Selakovic is 340 Royal Poinciana Way #317-395, Palm Beach, FL 33480.

(c)         Mr. Selakovic is the Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors of the Issuer, and the address of the Issuer is 10935 57th Avenue North, Plymouth, MN 55442. Mr. Selakovic is also the founder and president of Vegalab S.A., located at 15 Rue du Cendrier, 1201 Geneva, Switzerland.

(d)         Mr. Selakovic has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Mr. Selakovic has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On March 8, 2016, the Issuer and Mr. Selakovic completed a Securities Purchase Agreement pursuant to which the Issuer sold to Mr. Selakovic 12,011,000 shares of common stock at a total purchase price of $303,100 paid in cash. On the same day Mr. Selakovic purchased from the controlling shareholder of the issuer an additional 4,600,000 common shares at a purchase price of $138,000 payable in cash within 60 days. All funds used for the purchases are the personal cash resources of Mr. Selakovic and are not borrowed funds.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Mr. Selakovic acquired the Common Shares in connection with his plan to develop a business within the Issuer consisting of the distribution in the Western Hemisphere of natural agrochemicals manufactured by ECOWIN Co., Ltd., a Korean company.

Mr. Selakovic from time to time may enter into discussions with other directors and officers of the Issuer, and other shareholders or third parties in connection with the his investment in the Issuer. Such discussions may include one or more of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may review options for enhancing shareholder value through various strategic alternatives or operational or management initiatives including, but not limited to, improving capital structure and/or capital allocation, merger transactions, and general corporate strategies.

CUSIP No. 40426X109	Page 4 of 4

Mr. Selakovic intends to review his respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Shares, other investment opportunities available to Mr. Selakovic, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as he deems appropriate, including: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Shares (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of the Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of the date hereof, Mr. Selakovic may be deemed to be the beneficial owner of 16,611,000 Common Shares, constituting 83.43% of the 19,000,000 issued and outstanding Common Shares outstanding as of March 8, 2016, after effectuating the sale of Common Shares to Mr. Selakovic. The figure for Mr. Selakovic includes 4,600,000 Common Shares purchased from a shareholder of the Issuer for which payment is due on or before May 8, 2016.

Mr. Selakovic may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) his 16,611,000 Common Shares.

(c)      On March 8, 2016, the Issuer and Mr. Selakovic completed a Securities Purchase Agreement pursuant to which the Issuer sold to Mr. Selakovic 12,011,000 shares of common stock at a total purchase price of $303,100 paid in cash. On the same day Mr. Selakovic purchased from the controlling shareholder of the issuer an additional 4,600,000 common shares at a purchase price of $138,000 payable in cash within 60 days.

(d) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of Mr. Selakovic, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Included with this report as exhibits are the following documents:

(1)         Securities Purchase Agreement between HPC Acquisitions, Inc., and David Selakovic, dated March 8, 2016; and

(2)         Stock Purchase Agreement dated March 8, 2016, between Craig Laughlin and certain persons listed as buyers, including David D. Selakovic.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 15, 2016	/s/ David D. Selakovic
David D. Selakovic